Exhibit 17.1
From: Michael Mastro
Sent: Wednesday, May 28, 2008 1:50 PM
To: Mike Shope
Cc: Robert Beach
Subject: Director Resignation
Members of the Board of Directors of Commercial Savings Bank and of Commercial Bankshares:
Please accept this document as written notification of my resignation from the Board of Directors of Commercial Savings Bank and from the Board of Directors of Commercial Bankshares. Due to personal reasons, I can no longer serve the holding company or the bank as a Member of the Board.
As always, thank you for all you do for our shareholders.
Best regards,
Mike Mastro